ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199 - 3600 WWW.ROPESGRAY.COM

George Baxter (617) 951-7748 george.baxter@ropesgray.com

April 26, 2019

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn:  Karen Rossotto

Re:
Westchester Capital Funds (Registration Nos. 333-187583 and 811-22818) (“WCM”) and The Merger Fund (Registration Nos. 002-76969 and 811-03445) (“TMF” and together with WCM, each a “Trust” and together, the “Trusts”)

Dear Ms. Rossotto,

On April 12, 2019, you provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) to George Baxter of Ropes & Gray LLP, counsel to the Trusts, regarding (i) WCM’s Post-Effective Amendment No. 15 (“PEA No. 15”) to its Registration Statement on Form N-1A and (ii) TMF’s Post-Effective Amendment No. 63 (“PEA No. 63” and together with PEA No. 15, collectively, the “PEAs”) to its Registration Statement on Form N-1A.  Mr. Baxter and Jeremy Smith of Ropes & Gray LLP discussed the Staff’s comments with you during a follow-up conversation on April 16, 2019.  The PEAs were filed in connection with the annual update of each Trust’s Registration Statement on Form N-1A for all series of each Trust (each, a “Fund” and together, the “Funds”).  The Trusts appreciate this opportunity to respond to the Staff’s comments.  The Staff’s comments and the Trusts’ responses are set forth below.  Unless otherwise indicated herein, (i) capitalized terms used but not defined herein shall have the meanings ascribed to them in the PEAs, and (ii) each comment relates to each Fund and to both PEAs.

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Prospectus

General

1.
Comment:  The Staff notes that TMF’s investment objective is to seek to achieve capital growth “by engaging in merger arbitrage.”  The Staff believes the phrase “by engaging in merger arbitrage” does not represent an investment objective (or goal), but rather the investment strategy that the Fund will use to seek to meet its objective.  The Staff’s view is that a fund’s investment objective should omit statements relating to the fund’s investment strategy.  Please revise the objective or supplementally acknowledge the Staff’s view.

Response:  TMF acknowledges the Staff’s view as set forth above.

Fees and Other Expenses of the Fund

2.	Comment: Please consider removing the “Shareholder Fees” table in the “Fees and Other Expenses of the Funds” section of the fund summary for each Fund that does not charge shareholder fees.

Response:  The Trusts believe that including the Shareholder Fees tables for each Fund is helpful to investors and consistent with Item 3 of Form N-1A.  The Trusts believe investors expect this information to be included in a prospectus, which can facilitate an investor’s comparison of the various types of fees and expenses of different funds, including the Funds, and respectfully declines to make the requested change.

3.
Comment:  Please consider moving the “Other Expenses” row of the “Annual Fund Operating Expenses” tables so that it sits directly above the two rows containing the sub-components of “Other Expenses,” which we believe will improve the table’s readability.

Response:  The requested change has been made.

4.
Comment:  For each Fund that includes a waiver and/or reimbursement arrangement in its “Annual Fund Operating Expenses” table, please clarify that the Fund has “contractually” agreed to such waiver and/or reimbursement.

Response:  The requested change has been made to applicable Funds.

5.	Comment: Please confirm supplementally that TMF’s fee waiver agreement does not have a recoupment feature.

Response:  TMF confirms that TMF’s fee waiver agreement does not have a recoupment feature.

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6.
Comment:  For each WCM Fund, please revise the appropriate footnote to the “Annual Fund Operating Expenses” table to indicate that (i) recoupment of prior fees and/or expenses previously waived and/or reimbursed can only be done up to three years after the date on which such fees and/or expenses were waived and/or reimbursed, and (ii) that any such recoupment will not exceed either (A) the expense limitation in place at the time the fees and/or expenses were waived and/or  reimbursed or (B) the expense limitation in place at the time of recoupment, if any.

Response:  With respect to (i) above, the WCM Funds note that the AICPA Audit Risk Alert Investment Companies Industry Developments: “SEC Staff Comments and Observations” does not seem to require that Funds track expenses reimbursed or fees waived each day and have the sponsor’s ability to recoup expenses reimbursed or fees waived reimbursed on a particular date expire on the precise three-year anniversary date of the waiver or reimbursement.   Indeed, the relevant guidance expressly contemplates situations when recoupment might occur outside of even a three-year period.  See “Expense Recoupment Period” Part .56 which states, in relevant part, “[t]he SEC staff reminds registrants that, generally, the recoupment plan should have a defined period of three years or less, and if a plan exceeds three years, the fund should accrue for recoupment expenses.” Of course, whether or not a potential liability should be accrued is not simply a matter of the recoupment period, but also a function of whether the recoupment is “probable”, which requires other factors to be considered, such as a Fund’s current gross expense ratio, the terms of its expense limitation agreement, its current asset size and its projected asset size.  Accordingly, the WCM Funds respectfully decline to make the requested disclosure changes at this time.

With respect to (ii) above, WCM confirms that it has revised disclosure in response to this comment as follows (new language denoted by underline):

To the extent that the Adviser waives its investment advisory fee and/or reimburses the Fund for other ordinary operating expenses, it may seek reimbursement of a portion or all of such amounts at any time within three fiscal years after the fiscal year in which such amounts were waived or reimbursed, subject to the expense limitations in place at the time such amounts were waived or reimbursed and the terms of any expense limitations in place at the time of recoupment.

Principal Investment Strategies

7.	Comment: For each Fund that indicates that it may sell a security short, please add disclosure explaining what it means to sell a security short.

Response:  The requested change has been made.

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8.
Comment:  For each Fund that states that it may invest in derivatives transactions and purchase and sell other instruments of “any kind” for hedging purposes, please confirm that all such derivatives or other instruments in which the Fund may invest as a principal investment strategy are included in current disclosure, or, alternatively, revise disclosure to include more information about the types of derivatives and other instruments in which the Fund may invest as a principal investment strategy.

Response:  The requested changes have been made.  Where applicable, the Trusts have revised the disclosure of its principal investment strategies to include additional information about the types of derivatives and/or other instruments in which a Fund may invest as part of such Fund’s principal investment strategies.

9.
Comment:  If a Fund will invest in emerging markets securities as a principal investment strategy, please include disclosure to that effect and also include applicable disclosure about such investments in the Fund’s Principal Risks, and please also include disclosure describing how each applicable Fund defines “emerging markets” securities.

Response:  Each Trust confirms that its Funds do not have a principal investment strategy to invest in emerging markets securities, though the Funds may make such investments from time to time as part of their principal investment strategies.  The Trusts note that disclosure included in the “Foreign Investing Risk” section of the Prospectus includes references to the risks associated with investments in emerging markets securities and that a more robust description of these risks is included in the “Non-U.S. Investment Risk—Emerging Markets” sub-section of the section in the SAI entitled “Investment Objectives, Policies, and Risks.”  Because no Fund invests in emerging markets securities as a principal investment strategy, the Trusts respectfully decline to add disclosure providing a specific definition for that term.

10.
Comment:  Disclosure for Even-Driven Fund (“EDF”) states that EDF primarily invests in “securities” of companies involved in event-driven opportunities. Please revise disclosure to indicate the types (e.g., equity, debt, etc.) of securities in which EDF will invest.

Response:  The requested revision has been made.

11.
Comment:  (a) For each Fund that states that it may invest in other investment companies and/or pooled vehicles as a principal investment strategy, please revise the disclosure to indicate the types of investment companies/pooled vehicles in which the Fund may invest as a principal investment strategy.  (b) If a Fund may invest in a private pooled fund as a principal investment strategy, please add disclosure indicating this fact and confirm supplementally that the Fund will limits its investments in private pooled funds to 15% of its assets.

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Response:  The requested change has been made with respect to (a).  With respect to (b), each Trust confirms that its Funds do not invest in private pooled funds as a principal investment strategy.

12.	Comment: Please confirm supplementally that, with respect to investments in credit default swaps, each Fund that acts as a seller of protection will cover the full notional value of the swap.

Response:  The Trusts confirm that the Funds do not normally act (and have not historically acted) as sellers of protection in connection with investments in credit default swaps.  Nonetheless, the Trusts confirm that any such investments will comply with applicable law, including Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules thereunder.

13.	Comment: For each Fund that states that it may invest in leveraged loans as a principal investment strategy, please revise disclosure to explain what a leveraged loan is.

Response:  The requested revision has been made.

14.
Comment:  We note that some Funds state that the Fund’s “total notional investment exposure” may exceed its net assets significantly.  Please revise this disclosure so that it is more reader-friendly, per the “plain English” requirements of Rule 421 under the Securities Act of 1933, as amended.

Response:  The requested change has been made to applicable Funds.

15.
Comment:  For Credit Event Fund (“CEF”), the subsection titled “Other Strategies” states that such other strategies are in addition to the “above strategies.”  Please revise disclosure to indicate that the “above strategies” are principal investment strategies, to better distinguish the CEF’s principal investment strategies from its non-principal investment strategies.

Response:  The requested change has been made.

16.
Comment:  The Staff notes that disclosure relating to SPACs is less robust for TMF and EDF than it is for CEF, though each Fund is permitted to invest in SPACs as a principal investment strategy.  Please consider whether the reference to SPACs for each of TMF and EDF is appropriate, and if so, please consider whether it is appropriate to include SPAC Risk for TMF and/or EDF.

Response:  The Trusts note that, while each of TMF, EDF and CEF may invest in SPACs as a principal investment strategy, the Funds have different investment strategies and only EDF and CEF currently expect to make significant investments in SPACs.  In light of these

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differences, TMF believes that TMF’s current SPAC-related disclosure is appropriate and WCM has added additional SPAC-related disclosure to EDF.

Principal Risks

17.
Comment:  For each of EDF and CEF, the Staff notes that the Principal Risks are listed in the fund summary in alphabetical order.  Please re-order the list of principal risks for each of EDF and CEF so that each principal risk is listed in descending order of importance to the particular Fund.

Response:  The Trusts believe that their current risk disclosure, including the alphabetical ordering of the list of each of EDF’s and CEF’s principal risks, is appropriate and consistent with Item 4 of Form N-1A, which requires that a fund summarize, based on disclosure in Item 9, the principal risks of investing in the fund, including the risks to which the fund’s portfolio “as a whole” is subject.  Form N-1A does not require any particular ordering of the risks summarized in Item 4.  Additionally, the Trusts believe that rank-ordering risks as the Staff suggests could create the risk that investors would mistakenly minimize or ignore risks that appear and the end or near the end of such a rank-ordered list of risks and is concerned that such a circumstance could cause an investor to not fully appreciate all of the risks to which the Fund’s portfolio as a whole is subject.

However, in response to this comment, the Trusts have revised the lead-in paragraph in the “Principal Risks” section of EDF’s and CEF’s fund summaries to highlight certain risks particularly central to merger-arbitrage and/or event-driven investing.

18.	Comment: With respect to TMF, please confirm supplementally whether there is a risk that there will be insufficient merger activity for TMF to achieve its investment objective.

Response:  TMF confirms that there is such a risk and notes that TMF has revised disclosure in “Merger-Arbitrage and Event-Driven Risk” (Item 9) as set forth below (new language denoted by underline):

The success of the Fund’s merger-arbitrage strategy also depends on the overall volume of merger activity, which has historically been cyclical in nature. During periods when merger activity is low, it may be difficult or impossible to identify opportunities for profit or to identify a sufficient number of such opportunities to provide diversification among potential merger transactions and the Fund may not achieve its investment objective.

19.
Comment:  (a) Because each Fund includes “Debt Securities Risk” as a principal risk, please confirm that there is corresponding disclosure in each Fund’s principal investment strategies section stating that the Fund may invest in debt securities and describing the types of debt

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securities (including high-yield or “junk” bonds) in which the Fund may invest as a principal investment strategy; or, alternatively, revise disclosure to include such statements.  Note that we believe references to money-market instruments do not qualify as references to “debt securities” for these purposes.  (b) Additionally, for each Fund, please disclose the average maturity and duration of the portion of the Fund’s investment portfolio that is invested in debt securities; or, alternatively, if applicable, please include statements that the Fund may invest in debt securities of any maturity or duration.

Response:  With respect to (a) above, the Trusts have revised disclosure for each Fund to include the requested statements about each Fund’s investments in debt securities. With respect to (b) above, the Trusts note that they pursue market neutral strategies and select investments, including debt securities, based on the investment adviser’s evaluation of the likelihood that an event (e.g., a merger, a re-structuring, or a re-capitalization) will occur.  Accordingly, debt securities are typically not selected based on maturity considerations.  Nevertheless, the Funds have clarified that they may purchase debt securities of any maturity or duration, as requested.

20.
Comment:  (a) If a Fund will invest in convertible debt as a principal investment strategy, please revise the fund’s disclosure to include references to convertible debt securities.  (b) Additionally, if a Fund will invest in contingent convertible securities (“CoCos”), please confirm supplementally the extent to which the Fund will do so, and if a Fund is permitted to invest in CoCos as a principal investment strategy, please revise the Fund’s disclosure to add a reference to CoCos.

Response: With respect to (a) above, the Trusts confirm that the Funds do not currently invest in convertible debt securities as a principal investment strategy. In response to (b) above, the Trusts confirm that the Funds do not currently have material investments in CoCos and do not currently invest in CoCos as a principal investment strategy.

21.
Comment:  For each Fund, please ensure that each principal type of investment described in the section titled “Principal Investment Strategies” (including, among others, securities lending, warrants, preferred stocks, investments in securities of small-cap companies, master limited partnerships and IPOs) has a corresponding risk disclosure in the section titled “Principal Risks.”

Response:  The Trusts believe that the principal risks of a Fund are those that are tied to investing in the Fund itself, not necessarily those risks with respect to each separate permissible investment type in a Fund’s portfolio. The Trusts have evaluated each Fund’s principal risk disclosures and believe each Fund discloses “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yields, or total return” in accordance with Item 9(c) of Form N-1A.

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22.
Comment:  For each Fund that is permitted to invest in reverse repurchase agreements as a principal investment strategy, please add disclosure to this effect in the Fund’s principal investments strategies section.

Response:  The requested changes have been made.  WCM has added such disclosure to each of EDF and CEF, as those Funds are permitted to invest in reverse repurchase agreements as a principal investment strategy.

23.
Comment:  If a Fund may invest in uncovered call or put options as a principal investment strategy and there are risks specific to those investments that represent principal risks of investing in the Fund that are not described elsewhere, please include risk disclosure that addressed such risks.

Response:  The Trusts confirm that the Funds do not have a principal investment strategy to invest in uncovered call or put options, but may invest in them as part of their principal investment strategies and, as such, believe that existing risk disclosure adequately describes the associated risks.

24.
Comment:  For each Fund that uses a Treasury Bill index or other “cash” index, please explain supplementally why it is appropriate for Funds that primarily invest in equity and debt securities to use such an index for performance comparison purposes.

Response:  The Trusts note that each Fund employs a market neutral, event-driven investment strategy and as such, expects to have low correlation to the performance of debt and equity securities markets.  The Trusts therefore believe that each Fund’s current index provides an appropriate performance comparison that is helpful to investors, in light of each Fund’s investment objective and principal investment strategies.

25.
Comment:  Please add disclosure for each Fund indicating that, even though after-tax returns may not be relevant to investors holding Fund shares through tax-advantaged accounts, such investors may nonetheless be subject taxes on gains associated with their investments in Fund shares in the future.

Response:  The requested disclosure has been added.

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SAI

26.
Comment:  The Staff notes that TMF’s fundamental investment policy to not concentrate investments in the same industry does not apply to securities of other investment companies or tax-exempt municipal securities, among others.  The Staff’s view is that (i) a fund should look through to the holdings of any underlying fund in which it invests for purposes of the fund’s industry concentration policy, and (ii) tax-exempt municipal securities that are issued with respect to a specific project (e.g., revenue bonds and others) should be considered to be part of the industry relating to such specific project, for purposes of the fund’s industry concentration policy.  Please revise the explanatory disclosure relating to TMF’s fundamental investment restrictions accordingly, in light of the Staff’s view as set forth above.

Response:  TMF respectfully submits that TMF’s current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other Commission guidance thereunder, and TMF notes that the policy itself references “staff interpretations.”  Additionally, the Funds are not aware of any published guidance from the Staff requiring the Funds to look through the holdings of any underlying fund in which it invests for purposes of their industry concentration policies.

* * * * *

Please direct any questions concerning this letter to the undersigned at (617) 951-7748.

Very truly yours,

/s/ George Baxter
George Baxter
75497388_5